EXHIBIT 12.1

ANGIOTECH

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30, 2009
	2004	2005	2006	2007	2008
	(Dollars in Thousands)
Earnings:
Pre-tax income (loss) from continuing operations	$46,796	$36,459	$20,115	$(70,592)	$(754,068)	$334

Total Earnings	$46,796	$36,459	$20,115	$(70,592)	$(754,068)	$334

Fixed Charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$—	$—	$35,502	$51,748	$44,490	$28,971
Interest within rent expense	$404	$445	$700	$800	$1,167	$810

Total Fixed Charges	$404	$445	$36,202	$52,548	$45,657	$29,781

Pre-tax income (loss) from continuing operations plus fixed charges	$47,200	$36,904	$56,317	$(18,044)	$(708,411)	$30,115

Ratio of Earnings to Fixed Charges	116.8	82.9	1.6	— (1)	— (1)	1.0

Dollar amount of deficiency	n/a	n/a	n/a	$70,592	$754,068	n/a

(1)	Our earnings during this period were insufficient to cover fixed charges and, accordingly, rates are not presented.